UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41796

CL Workshop Group Limited

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Consummation of the Private Placement

As previously disclosed in a Report on Form 6-K furnished to the Securities and Exchange Commission on July 14, 2026, CL Workshop Group Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering.

Pursuant to the terms of the Securities Purchase Agreement, on August 7, 2026, the Company consummated the private placement (the “Private Placement”), pursuant to which the Company sold, and the investors purchased, 12,300,000 units (the “Units”) at a purchase price of US$0.20 per Unit.

Each Unit consists of (i) one American Depositary Share (the “ADS”), representing eight Class A ordinary shares of the Company, par value US$0.001 per share (the “Class A Ordinary Shares”), and (ii) one warrant (the “Warrant”) to purchase three ADSs. The Warrants have an exercise price of US$0.25 per ADS, will become exercisable on the date that the resale registration statement is declared effective by the U.S. Securities and Exchange Commission and will expire one year thereafter.

The aggregate gross proceeds to the Company from the Private Placement were approximately US$2.46 million, before deducting any offering expenses payable by the Company and excluding any proceeds that may be received by the Company upon exercise of the Warrants. If all Warrants are exercised for cash, the Company would receive additional gross proceeds of approximately US$9.23 million.

The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes.

Nasdaq Home Country Practice

As a company incorporated in the British Virgin Islands and listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance requirements. Under Nasdaq Listing Rule 5615(a)(3), a foreign private issuer may generally follow its home country corporate governance practices in lieu of certain Nasdaq requirements.

In connection with the Private Placement, the Company elected to rely on the home country practices exemption available to foreign private issuers under the Nasdaq Rules in lieu of complying with certain Nasdaq shareholder approval requirements that may otherwise be applicable to the Private Placement.

A copy of the home country practices letter issued by the Company’s British Virgin Islands legal counsel, Ogier, is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description
99.1	Home Country Exemption Letter from Ogier dated July 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

	By:	/s/ Liying WANG
	Name:	Liying WANG
	Title:	Director and Chief Executive Officer

Date: August 7, 2026